Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Swabbies Tech, Inc.
11150 North Williams St, #8-109
Dunnellon, FL 34432
https://www.thebeebo.com/pages/better-family-inc

Up to $1,069,998.93 in Class A Common Stock at $1.43
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Swabbies Tech, Inc.
Address: 11150 North Williams St, #8-109, Dunnellon, FL 34432
State of Incorporation: DE
Date Incorporated: June 15, 2010

Terms:

Equity

Offering Minimum: $9,999.99 | 6,993 shares of Class A Common Stock
Offering Maximum: $1,069,998.93 | 748,251 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.43
Minimum Investment Amount (per investor): $147.29

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Time-Based:</u>

Friends and Family Bonus

Invest within the first 72 hours and receive an additional 25% bonus shares*

Super Early Bird Bonus

Invest within the first 10 days and receive an additional 20% bonus shares*

Early Bird Bonus

Invest within the first 30 days and receive an additional 15% bonus shares*

*Investments made within the first 30 days for the "Friends and Family Bonus", "Super Early Bird Bonus" and the "Early Bird Bonus" cannot combine perks with any other bonus share offer. If an investment is made within the first 30 days, the best, and only, the bonus offer will apply.

<u>Amount Based Perks:</u>

$300+ 15% lifetime discount on any Better Family products ordered from company websites.

$400+ 20% lifetime discount on any Better Family products ordered from company websites.

$500+ 10% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$650+ 15% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$800+ 20% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$1,000+ 25% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$2,500+30% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$5,000+ 35% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Swabbies Tech. Inc, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.43 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $143. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest

should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Corporate History

Swabbies Technologies, Inc. was first formed in Georgia in 2010 and reincorporated in Florida in 2014. As part of a stragetic restructure it was merged with a new entity, Swabbies Tech, Inc. ("Swabbies" or the "Company") in 2019. In 2020, the Company acquired its now wholly-owned subsidiary, Better Family Inc., a Florida corporation doing business as Beebo.

Main line of Business

The company has main line of business, Swabbies and Beebo. Both companies have patents and trademarks and together offer two new baby products aimed at making parenting easier.

"Beebo", a Shark Tank Company was funded by Lori Greiner and Ashton Kutcher, focuses on the production and sale of a "free hand" bottle holder designed to enhance feeding time for babies.

"Swabbies" focuses on the production and sale of an all-natural organic diaper rash cream available in a single use pre filled patented applicator for on the go parents and more sanitary applications in pediatric offices, hospitals, and elderly care facilities. Additionally, the company offers its proprietary cream in 6 oz. jars for home use.

Better Family products are sold to recognized big-box retailers Nationwide such as Walmart and BuyBuyBaby.

Since launching, Better Family has grown to feature Four (4) products of which (2) are patented. They are available in Hundreds of Locations and multiple web platforms at the present and our list of happy parents and customers continues to grow nationally and internationally.

Competitors and Industry

Swabbies Competitors; There are numerous diaper rash creams available from recognized companies like the ones listed here: Desitin, Triple Paste, Aquaphor, Organics Burts Bees, and many more.

The Baby Bum Brush silicone spatula which requires you to carry along cream in either a jar or a tube, the spatula is similar in purpose to the Swabbies Applicator.

Snap and Swipe another new product is also similar in purpose to the Swabbies Applicator. However, both are not truly comparable due to the fact that neither is disposable as a part of their function. Therefore these competitive products may Spread Rash Infection if not sterilized properly between uses. Our applicator is the only patented disposable applicator available.

Beebo Competition; Presently there are no direct competitors for this product. The Beebo is a new and unique product and the only Hand Free Universal bottle holder available today. The Beebo is also the only device to help transition babies from natural breastfeeding to bottle acceptance.

The baby care industry and target market for both of Better Family's products the Beebo and Swabbies are nearly identical. Customer demographics include New Parents, Grand Parents, Hospitals, Daycare facilities, pediatrician offices, etc.

The global baby products market size is expected to reach USD 16.78 billion by 2025, according to a new report by Grand View Research, Inc.

The market is anticipated to register a healthy CAGR of 6.7% over the forecast period.

Increasing populations in emerging economies of the Asia Pacific region including India and China is likely to drive demand for baby products over the forecast period.

In addition, Increased spending capacity in the developed economies of North America and Europe will also augment industry growth over the next few years.

Current Stage and Roadmap

Better Family is currently made up of two separate divisions, "Beebo" and "Swabbies.".

The "Beebo", is Martin Hill's free hand bottle holder protected by US patent #D782055S. Martin launched his company on ABC's Shark Tank signing a deal with Ashton and Lorie while introducing his "Beebo" invention to the market.

"Swabbies", Carman Cook-Campbell's invention of a single-use pre-filled applicator is protected by a US patent #D489373. Carman launched her product in September 2019 with the help of recognized national baby outlet BuyBuyBaby. The Swabbies Applicator is available in all BuyBuyBaby stores across the United States including their online platform and baby registry.

Both Swabbies and The Beebo are well-positioned to market there patented products nationally and globally. There is evidence of proven traction with sales to national retailers such as Buy Buy Baby, Wal-Mart, Amazon, Macy's.com, Groupon, as well as online e-commerce platforms.

Combined sales of Better Family's two divisions totaled in excess of $1 million U.S.Dollars since the respective launches of both.

Better Family plans to increase overall sales by increasing Digital and Email marketing, Tradeshows, Mass Merchandisers, and onsite marketing.

Through the "Beebo" acquisition the company retained the right to use the "As Seen On Shark Tank" tag line and Martin Hill still holds a warm relationship with both of the sponsoring sharks that he entered into an agreement with Lori Grenier and Mr. Ashton Kutcher.

Management also believes the Start Engine capital raise under reg VF in conjunction with sponsored Facebook ads that are designed to announce the offering will increase brand awareness of the companies products and would result in an unknown benefit to the company.

The Team

Officers and Directors

Name: Carman Cook-Campbell

Carman Cook-Campbell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 23, 2010 - Present
  Responsibilities: Carman will lead the development of the company's long-term strategy as laid out by the Board of Directors, as well as implement said plan. Carman will be responsible for all day to day operations and management decisions while implementing the companies long and short-term plans, as identified by the board. She will also act as a liaison between the Board of Directors and the advisors of the company to communicate vital information and corporate direction to them as well as shareholders, government agencies and the public. To put in place effective internal controls and management systems to grow the company while ensuring Swabbies Technologies Inc. maintains the highest standards of social responsibility where ever it does business. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses.

- **Position:** President
  Dates of Service: June 23, 2010 - Present
  Responsibilities: Carman will lead the development of the company's long-term strategy as laid out by the Board of Directors, as well as implement said plan. Carman will be responsible for all day to day operations and management decisions while implementing the companies long and short-term plans, as identified by the board. She will also act as a liaison between the Board of Directors and the advisors of the company to communicate vital information and corporate direction to them as well as shareholders, government agencies and the public. To put in place effective internal controls and management systems to grow the company while ensuring Swabbies Technologies Inc.

maintains the highest standards of social responsibility where ever it does business. As the president Carman receives a salary of $26,000 a year.

Name: Sharon Franklin

Sharon Franklin's current primary role is with Franklin consulting, LLC. Sharon Franklin currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: October 11, 2017 - Present
  Responsibilities: Sharon Franklin is responsible tasks including board, corporate governance documentation, legal filings, banking , interaction with licensing attorneys and trade show attendance. All Board Members will receive 100 shares of the company's common stock for their attendance at regularly scheduled meetings each year and would be reimbursed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** Florida State University
  Title: Director for Early Childhood Prevention
  Dates of Service: September 01, 1997 - December 31, 2019
  Responsibilities: Recruit and organize enrollment for families in need of state resources

Other business experience in the past three years:

- **Employer:** Franklin consulting, LLC
  Title: Offer consulting services to non-profit 501-C's
  Dates of Service: October 01, 2012 - Present
  Responsibilities: Organizes activities and life skill training's for adults with disabilities

Name: Paula D'Onofrio

Paula D'Onofrio's current primary role is with Books By Paula. Paula D'Onofrio currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: July 17, 2019 - Present
  Responsibilities: Paula D'Onofrio is responsible for corporate liquidity,

investments, risk management as well as budgets. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbirsed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** Books By Paula
  Title: Owner-Operator
  Dates of Service: January 02, 2017 - Present
  Responsibilities: Book keeping

Other business experience in the past three years:

- **Employer:** Swabbies Tech, Inc.
  Title: Secretary
  Dates of Service: October 11, 2017 - July 17, 2019
  Responsibilities: Paula was responsible tasks including board, governance documentation, legal filings, banking , interaction with licensing attorneys and trade show attendance.

Name: Tara Heath

Tara Heath's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing
  Dates of Service: July 17, 2019 - Present
  Responsibilities: Tara is responsible for research, press releases and digital marketing. As Director of Marketing Tara receives a salry of $17,160 per year.

- **Position:** Treasurer
  Dates of Service: July 17, 2019 - Present
  Responsibilities: Tara manages or oversees the management of the financial affairs of the organization, often including such basic tasks as selecting a bank, reconciling bank statements, and managing cash flow. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbirsed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** liberty llc.
  Title: managing partner

Dates of Service: June 01, 2012 - Present
Responsibilities: overall management of family trust

Name: Dr. Anthony Russell

Dr. Anthony Russell's current primary role is with Community Memorial Health System. Dr. Anthony Russell currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor and Director
  Dates of Service: July 17, 2019 - Present
  Responsibilities: Dr. Russell is a key adviser on our team as we work to strategically advance our products and engage the market. All Board Members will receive 100 shares of the company's common stock a year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** Community Memorial Health System
  Title: Chief Administrative Officer
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Dr. Anthony Russell, MD MBA MPH is a physician executive, pediatrician, and clinical informaticist responsible for outpatient clinical operations.

Name: Martin Hill

Martin Hill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 24, 2020 - Present
  Responsibilities: As the former inventor and founder of the Beebo Martin assists the CEO with transitioning post-acquisition. This includes introductions of current business partners to the company. Martin also assists the company with capital raises. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** Better Family, Inc.
  Title: President
  Dates of Service: August 12, 2012 - April 24, 2020
  Responsibilities: Oversees the day to day operations of the company.

Name: Sarah Hill

Sarah Hill's current primary role is with Nice LTd. Sarah Hill currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 24, 2020 - Present
  Responsibilities: As the former co-founder of the Beebo Sarah assists the CEO with transitioning post-acquisition. This includes introductions of current business partners to the company. Sarah also assists the company with capital raises. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbirsed for any required and approved company travel expenses.

Other business experience in the past three years:

- **Employer:** Better Family, Inc.
  Title: Secretary
  Dates of Service: August 10, 2012 - April 24, 2020
  Responsibilities: Sarah maintains the smooth running of an office through a variety of administrative and clerical duties. Sarah handles office schedules, coordinate meetings and visits, organize files, answer phones, and perform a huge array of other essential tasks.

Name: JoyLynn Waganer

JoyLynn Waganer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 30, 2020 - Present
  Responsibilities: As the former inventor and founder of Drop It Baby JoyLynn assists the CEO with transitioning post-acquisition. This includes introductions of current business partners to the company. JoyLynn also assists the company with capital raises. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses. Salary/Equity Compensation: 100 shares of stock each year

Other business experience in the past three years:

- **Employer:** Your Solutions
  Title: CEO
  Dates of Service: June 01, 2016 - Present
  Responsibilities: Responsible for the management of the day to day operations and all aspects of the company's growth and development.

Other business experience in the past three years:

- **Employer:** Drop It Baby, Inc.
  Title: CEO
  Dates of Service: July 01, 2017 - October 30, 2020
  Responsibilities: Responsible for the management of the day to day operations of the company.

Other business experience in the past three years:

- **Employer:** Baked!
  Title: CEO
  Dates of Service: May 17, 2019 - Present
  Responsibilities: Responsible for the management of the day to day operations and wholesale accounts, direct consult to COO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Swabbies Tech., Inc. DBA Better Family Inc. (also referred to as "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in

the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the baby care industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore

will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating goals and fulfill its plans as outlined, in which case it will still continue operating however would adjust expenditures and desired goals to allow the funds raised as the new budget for the company's for expansion goals. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future.Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns IP's including trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), Consumer Product Safety Improvement Act and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the

data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Swabbies Tech, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Swabbies Tech, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Determination of Offering Price

The offering price of the Common Stock has been arbitrarily determined by the Company and is not necessarily related to the Company's asset value, net worth or other established criteria of value. In determining the offering price, the Company was influenced by the amount of money it sought to raise, the number of shares it was willing to sell and managements' opinion of market potential

Absence of Dividends

Company has not paid any cash dividends and does not anticipate paying any dividends in the foreseeable future. Earnings, if any, will be retained to fund development and expansion. There is no assurance that the Company will pay cash dividends at any time

Possibility of Negotiated Transactions.

The Company reserves the right to enter into negotiated investment transactions with institutions and other investors during the term of this offering, but on different terms from those offered hereby. It is possible that the terms of any such negotiated transactions might be preferable to those offered hereby.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Carman Cook-Campbell	100,000	Class B Common Stock	83.0
Carman Cook-Campbell	1,100,000	Class A Common Stock	83.0

The Company's Securities

The Company has authorized Class B Common Stock, Class A Common Stock, and Convertible Note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 748,251 of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 100,000 with a total of 100,000 outstanding.

Voting Rights

100 votes per share-super voting stock

Material Rights

There are no material rights associated with Class B Common Stock.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 3,372,182 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $30,000.00

Maturity Date: July 01, 2019
Interest Rate: 9.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Holders Discretion to convert

Material Rights

Holder can convert the loan into Class A Common stock at $0.30 per share. In addition, the holder may convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Swabbies Tech., Inc., you will have limited rights in regards to the corporate actions of the company, including additional issuance's of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In the acquisition of DropItBaby, Inc. (DIB) on October 20, 2020, Joylynn Waganer, the prior sole shareholder of DIB, has received 25,000 shares of Class A Common Stock of Swabbies Tech, Inc. This issuance will dilute all shareholders of Swabbies Tech, Inc. proportionately.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Operating Expenses.
  Date: June 23, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $31,600.00
  Number of Securities Sold: 52,667
  Use of proceeds: Marketing and inventory
  Date: August 05, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,500
  Use of proceeds: Issued for certain individual for services provided.
  Date: December 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 16,667
  Use of proceeds: Operations and marketing
  Date: February 08, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock

Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 833,333
Use of proceeds: Shares issued as part of the Beebo Acquisition
Date: April 24, 2020
Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 100,000
  Use of proceeds: Shares issued to CEO due to Corporate restructure
  Date: December 18, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 333,333
  Use of proceeds: Operations and marketing.
  Date: April 23, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Swabbies Technologies, Inc.</u>

Revenue

The company had been pre-revenues all those years. The company's revenues went from $555 in 2018 to $41,839 in 2019. Cost of Goods Sold (COGS) decreased from

$42,961 in 2019 to $27, 471 in 2019. The increase in sales was due to the company's IndieGoGo campaign. Those orders were specially priced and were not able to be delivered due to a shortage of applicator stock. These applicators have been ordered for an excess of 90 days. In other words, though the sales grew, the cost of goods sold went down in 2019 because those orders have not yet been delivered. The company expects delivery with the COVID -19 manufacturing crisis within 5 weeks.

Loss

Though the company incurred a net loss of $88,432 in 2019, it was better than the 2018 net loss of $142,451. The company will continue to improve its operations and start generating profits in the near future.

Deficit

The company had an accumulated deficit of $325,716 and cash in the amount of $11,184 as of December 31, 2019. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

In 2019, cash used by operating activities was in the amount of $86,194, a decrease from 2018 cash used in operating activities in the amount of $143, 513. The decrease in cash used in operating activities was due to the company reducing its net loss in 2019, not purchasing additional inventories, and paying back outstanding accounts payable to vendors.

Investing Activities

In 2019, cash used in investing activities was in the amount of $1,700 compared to $7,846 in 2018. The decrease in cash used investing activities was because the company had only one purchase in the amount of $1,700 for a video and photo equipment in 2019.

Financing Activities

Cash provided by financing activities was in the amount of $93,715 in 2019 compared to $121, 717 in 2018. The decrease in cash provided by financing activities in 2019 was mainly because the company had fewer contributions from investors and issued loans in smaller amounts in 2019.

The Better Family, Inc.

Revenues decreased 51% from $257,352 in 2018 to $126,144 in 2019 and cost of goods sold went down 67% from $132,906 in 2018 to $43,516 in 2019 in parallel with the decrease in sales. The decline of 51% in sales was mainly due to the company's long process in meeting demand and some firm management constraints. It took a minimum of 6 months each time we brought on a significant new sales channel. For instance, becoming a Walmart seller took months of dedicated time and all of our inventory to reserve for that rollout. Once we launched, our inventory was consistently drained and we had to wait for payment from Walmart to be able to order our next round of product to sell. And Martin was doing everything with the help of a few part-time people. Consistent sales take more than one full-time person running the business and being focused on sales in various channels. During this time, Martin also became a partner in another, completely separate company, launching 2 other products. So, the decision was to either hire staff to drive Beebo sales, or sell the company and let someone else take it to the next level. Management eventually went with the option of selling the company to Swabbies Technology, Inc.

As a result of decreased revenues, cost of goods sold, and total operating expenses, the company net loss was only $3,760 in 2019, compared to $40,844 in 2018. The company will continue to improve and plan to become profitable in 2020. The company's revenues are performing better in 2020 and as of today June 5, 2020, the company revenues are in the amount of $79,859.

Historical results and cash flows:

<u>Swabbies Technologies, Inc.:</u>

Historical results and cash flows are not what investors should expect in the future because the company is scaling and recently purchased The Better Family, which is in alignment with the company plans to gain more market shares and generate bigger sales, contain its costs, and subsequently generate profits.

The company plans to execute aggressive marketing through strategies like email marketing (capturing email addresses from our website by offering a discount to subscribers that visit the site, giveaways at tradeshow attendees, marketing lists from mom influencers and others, digital marketing via social media ads & promotions), offer coupons & promo codes, baby Registries: MyRegistry.com & Buy Buy Baby, trade shows, onsite promotions at select mass merchandisers, mass merchandiser sales team, Swabbies commercial airing in select demographics.

<u>The Better Family, Inc.:</u>

The company had an accumulated deficit of $69,365 and cash in the amount of $19,120 as of December 31, 2019. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

In 2019, cash provided by operating activities was in the amount of $14,107, in comparison, the company had cash used in operating activities in the amount of $39,534 in 2018. The contrasting result in cash flows from operating activities for both years was primarily due to the company not having to purchase additional inventories in 2019 to meet the demand.

Financing Activities

Cash used in financing activities was in the amount of $13,993 in 2019, while in 2018, the company has cash provided by financing activities in the amount of $3,200. The change was primarily due to the company paying back some of the loans to shareholders.

Management is hopeful that the company will turn around the decrease of revenues in 2020 and start generating product sales because the company was purchased by Swabbies Technologies Inc and will be benefiting from its new parent strong marketing campaigns. All the Beebo needs are consistent sales & marketing efforts through social media to drive more sales. The competitive advantage is the uniqueness of the product and the great stories from our customers - People with disabilities who can now feed their babies when they couldn't before, grandparents who can now feed their babies, moms, and dads who love it for many reasons. All it takes is effort and the Beebo sells itself. All these factors have helped the company improve its 2020 sales as previously discussed.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

<u>Swabbies Technologies, Inc.:</u>

As of today June 4, 2020, the company has $6,152 cash in the bank. The company has a loan of $10,000 from Kalubrands with an outstanding balance of $8,100 as of today June 4, 2020, a Paypal loan in the amount of $10,000 with an outstanding balance of $7,745.8 as of today June 4, 2020, a Paypal line of credit from founder's mother that has a credit limit of $4,500 and an outstanding balance of $4,747.10 as of today, June 4, 2020.

<u>The Better Family, Inc.:</u>

As of today May 28, 2020, the company has $5,333 in cash in the bank. The Company intends to raise additional funds through equity financing.

The company currently holds a Capital One credit card that has a credit limit in the amount of $20,000 and an outstanding balance of $342.79 as of June 5, 2020.

<u>Drop It Baby, Inc.</u>

On October 30, 2020, Swabbies Tech, Inc., acquired 100% of Drop it Baby, Inc., a Missouri corporation ("DIB"), in exchange for (a) 25,000 common shares of Swabbies Tech, Inc. and (b) the assumption of a loan with an outstanding balance of approximately $16,700. DIB is now a wholly-owned subsidiary of Swabbies Tech, Inc., and its prior shareholder has become a director and shareholder of Swabbies Tech, Inc. This event will lead to equal dilution of all shareholders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Swabbies Technologies, Inc:

The funds from this campaign would significantly improve the company's financial resources and all funds raised are and would be critical to the company's operations, however, we do have other capital resources available if the need arises.

The Better Family, Inc.:

Any funds raised would significantly improve the expansion of growth, inventory needs, and reduction of corporate debt. Yes the funds are critical.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Swabbies Technologies, Inc:
Yes, the company will need investment capital from outside sources as the cash position of the company is limited, approx. 90 percent of available capital would be derived from campaign funds.

The Better Family, Inc.:

Yes. 90% of the funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Swabbies Technologies, Inc.:
Two Years. The company will bridge operations through director loans until new investor capital can be secured. However, company growth would be extremely limited if new capital is not secured during that time.

If the company only raises the minimum it would seek additional capital for operations through other means and the expenses would be limited to 40% to our $225,000.00 note and the balance towards the expenses associated with the preparation of the campaign which would include accounting and advertising amongst other costs which exceed the minimum if raised.

The Better Family, Inc.:

3 months. Overhead and burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

<u>Swabbies Technologies, Inc.:</u>
If the company raises the offering maximum it should not need additional investment capital for 3 years.

<u>The Better Family, Inc.:</u>

The company has not identified any additional capital sources other than StartEngine at this time. However, the company intends to seek additional sources of investment capital if the StartEngine Campaign is not fully funded.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Swabbies Technologies, Inc.:

Kulabrands line of credit $10,000 available now $1,900.

<u>The Better Family, Inc.:</u>

The company has not identified any additional capital sources other than StartEngine at this time. However, the company intends to seek additional sources of investment capital if the StartEngine campaign is not fully funded.

Indebtedness

- **Creditor:** Kulabrands
  Amount Owed: $8,100.00
  Interest Rate: 2.0%
  Maturity Date: April 21, 2020
  On October 16, 2019, the company entered a loan agreement with Kulabrands, Inc in the amount of $10,000. The loan carries a 2% interest and matures in 6 months. The outstanding balance of this loan as of today, June 4, 2020 is in the amount of $8,100.

- **Creditor:** Paypal
  Amount Owed: $7,745.80
  Interest Rate: 4.0%
  Maturity Date: May 15, 2022
  On May 31, 2019, the company entered a business loan agreement with Paypal in the amount of $10,000. The loan has a total interest payment of $1,817.4, bringing the total repayment amount of $11,817.4. The loan is payable in 52 weeks with a weekly payment amount of $101. As of December 31, 2019, the

outstanding balance was $7,745.80

- **Creditor:** Paula D'Onofrio
  Amount Owed: $30,000.00
  Interest Rate: 9.0%
  Maturity Date: July 18, 2020
  On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio. The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. The holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. The note has not yet converted to equity and the outstanding balance of the loan is in the amount of $31,350 including accrued interest in the amount of $1,350 as of today, June 4, 2020.

- **Creditor:** Paula D'Onofrio
  Amount Owed: $30,000.00
  Interest Rate: 2.0%
  Maturity Date: July 20, 2021
  This is a combination of two "Loans From Officer" $16,500 in 2019 and another for $13,500 in 2020 with the same terms.

- **Creditor:** SBA
  Amount Owed: $13,000.00
  Interest Rate: 3.75%
  Maturity Date: May 24, 2050
  On May 24, 2020, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $13,000 from the U.S Small Business Administration (SBA). The loan carries an interest rate of 3.75% and matures after 30 years from the date of the promissory Note. Installment payments, including principal and interest, of $64 monthly, will begin 12 months from the date of the promissory Note.

- **Creditor:** Greater Nevada Credit Union
  Amount Owed: $10,000.00
  Interest Rate: 1.0%
  Maturity Date: April 29, 2022
  The term of the loan shall be two (2) years and interest shall accrue from the date of the On April 29, 2020, the company entered a Paycheck Protection Program (PPP) promissory note agreement with Greater Nevada Credit Union in the amount of $10,000. The loan carries an interest rate of 1% and matures after 24 months from the date of disbursement of the loan. Loan payments will be deferred for the first six (6) months. Subject to any Loan forgiveness granted by the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), Borrower

will subsequently pay eighteen (18) fully amortized monthly consecutive principal and interest payments with the first Loan payment due on the date that is seven months after the date of this Note. Pursuant to the CARES Act, the loan may be forgiven by the SBA. The amount of loan forgiveness is determined by and is subject to the sole approval of the SBA. The amount of loan forgiveness may be reduced if loan proceeds are spent inappropriately. To receive loan forgiveness, the borrower must apply for loan forgiveness and provide documentation as requested by the SBA. There will be no loan forgiveness without Borrower's submission of the proper application and documentation to Lender to include all SBA requirements. Not more than 25% of the amount forgiven can be attributable to non-payroll costs. If Borrower has received an EIDL advance, the amount of the EIDL advance shall be subtracted from the loan forgiveness amount.

- **Creditor:** Paypal
  Amount Owed: $4,747.10
  Interest Rate: 0.0%
  The company also uses a Paypal line of credit from the founder's mother that has a credit limit of $4,500 and an outstanding balance of $4,747.1 as of today June 4, 2020.

Related Party Transactions

- **Name of Entity:** Paula D'Onofrio
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio.
  Material Terms: The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. The note has not yet converted to equity and the outstanding balance of the loan is in the amount of $31,350 including accrued interest in the amount of $1,350 as of today, June 4, 2020.

- **Name of Entity:** Paula D'Onofrio
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On January 03, 2019, the company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500.
  Material Terms: The loan carries a 2% interest and matures in 24 months. As of today June 4, the outstanding balance is about $16,995 including accrued interest in the amount of $495.

- **Name of Entity:** Paula D'Onofrio
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2020, the company entered a second loan agreement with Paula D'Onofrio, Inc in the amount of $13,500.
  Material Terms: The loan carries a 2% interest and matures in 24 months.

- **Name of Entity:** PayPAL
  Names of 20% owners:
  Relationship to Company: Line of credit under the founder's mother's name.
  Nature / amount of interest in the transaction: The company also uses a Paypal line of credit from the founder's mother that has a credit limit of $4,500 and an outstanding balance of $4,747.1 as of today June 4, 2020.
  Material Terms:

Valuation

Pre-Money Valuation: $4,965,220.26

Valuation Details:

The Company believes that $4,965,220.26 is a fair pre offering valuation based on a number of factors. Company set its valuation internally, without a formal-third party independent appraisal.

Asset Consideration

We, DBA as Better family, have two businesses; Beebo and Swabbies. Both companies have patents and trademarks and offer two new baby products aimed at making parenting easier.

The companies would have combined pre-acquisition assets of $60,000 with inventory of approx. $50,000 and two separate patents on the products.

Product Consideration

Our wholly-owned subsidiary focuses on the production and sale of the "free hand" bottle holder, the Beebo, designed to enhance feeding time for babies. This new and unique product is the only Hand Free Universal bottle holder available today. The Beebo is also the only device that helps transition babies from natural breastfeeding to bottle acceptance.

We focus on the production and sale of an all-natural organic diaper rash cream available in a single-use prefilled applicator for on the go parents. The company also offers its proprietary cream in 6 oz. jars for home use. Swabbies applicator is the only patented disposable applicator available today.

<u>Prior Financial Transactions Consideration</u>

Swabbies Tech., Inc. has completed previous rounds of funding at .30 per share ($153,602.30) and .60 per share ($143,100.00). In September of 2019 Swabbies Tech. completed an Indiegogo Campaign raising $31,053.00 and Launching Swabbies Applicator and cream.

On April 24, 2020, Swabbies Tech. acquired Better Family Inc. (DBA as Beebo) whereby the shares of the company that were issued to the owner Martin Hill for all assets in Beebo including the Patent, all of which were valued at .60 cents per share for a total exchange price or $500,000 USD in stock.

<u>Current and Future Vendor Relations Consideration</u>

Better Family products are sold to Nationwide such as Walmart and BuyBuyBaby.

Buy Buy Baby Vendor Numbers include, SWABBIES TECHNOLOGIES, INC. (5200)., SWABBIES TECHNOLOGIES, INC. (70111), SWABBIES TECHNOLOGIES, INC. (906648).

The company has initiated its search of Qualified applicants for International distributors for the Beebo. This area of business will have decreased margins however should increase sales while aiding the company's global recognition and branding.

<u>Growing Market Consideration</u>

The global baby products market size is expected to reach USD 16.78 billion by 2025, according to a new report by Grand View Research, Inc. The market is anticipated to register a healthy CAGR of 6.7% over the forecast period.

We believe that Increasing populations in emerging economies of the Asia Pacific region including India and China are likely to drive demand for baby products over the forecast period.

In addition, Increased spending capacity in the developed economies of North America and Europe will augment industry growth over the next few years.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  56.5%
  The company's marketing and branding will utilize Emails, Social Media Ads, Co-op and sponsorship's with March of Dimes and other non profits to further Brand

Recognition of all of the Products offered. The company will cross market to its data bases to achieve he best possible results

- *Promissory Note*
  40.0%
  Swabbies Tech. Inc. DBA Better Family Inc., closed the acquisition of it's patented universal free hand bottle holder The "Beebo". Per the Stock Purchase Agreement the sellers received $750,000 dollars in a combination of stock,cash, and a 2 year Promissory Note in the amount of $225,000. Please see "acquisition agreement".

If we raise the over allotment amount of $1,069,998.93, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  9.0%
  The company's marketing and branding will utilize Emails, Amazon SEO, Social Media Ads, Co-op and sponsorship's with March of Dimes and other non-profits to further Brand Recognition of all the Products offered. The company will cross market the different divisions using our growing data base of customers to cost effectively drive new business to our national retailers as well as the company's numerous web platform's.

- *Research & Development*
  2.0%
  The company anticipates updates to its Swabbies applicator in the future. An upgrade of Swabbies mold from 4 to 8 cavity's would reduce cost and increase production times. New Patent applications and filings would lengthen the life of the patent while making minor improvements in its design.

- *Company Employment*
  13.0%
  Present office personal has been working longer hours post acquisition. It is anticipated that post funding there will be need for additional office personnel, sales team, and IT personnel. The company plans to expand its national and international footprint. All expenditures the Board will monitor to achieve the best results.

- *Operations*
  8.5%
  Office expenses including rent and utilities will increase as the company grows. Maintenance of certain software platforms, shipping, legal and professional fees, are also likely to increase as the company grows. The company may need additional office space as it achieves its growth objectives. New Office equipment to modernize operations would also be needed to maintain efficient

standards. All equipment expenditures would be approved by the board prior to purchase.

- *Working Capital*
  7.0%
  Working capital will assist the company's service of accounts payable, interest charges, credit lines, service fees, etc. The additional working capital will be utilized for company expenses that are difficult to categorize. Normal accounts payable, interest service, service fees, and petty cash, would be among the list.

- *Inventory*
  17.0%
  Additional inventory will be required to fill the increased demand for our products. Both divisions need to assure their big box retailers that all our products are available, in stock and that the suggested inventories do not fall below safe levels. Some inventory will also be used for sampling to further brand awareness of the company's innovative products.

- *Promissory Note*
  40.0%
  Swabbies Tech. Inc. DBA Better Family Inc. closed the acquisition of its patented universal free hand bottle holder The "Beebo". Per the Stock Purchase Agreement, the sellers received $750,000 dollars in a combination of stock, cash, and a 2-year Promissory Note in the amount of $225,000. Please see "acquisition agreement".

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.thebeebo.com/pages/better-family-inc (www.swabbiescream.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/better-family

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Swabbies Tech, Inc.

[See attached]

SWABBIES TECHNOLOGY INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Swabbies Technology, Inc.
Dunnellon, Florida

We have reviewed the accompanying financial statements of Swabbies Technology, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 01, 2020
Los Angeles, California

SWABBIES TECHNOLOGY, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	11,184	$	5,363
Accounts receivable—net		38		114
Inventories		31,979		31,979
Prepaids and other current assets		3,103		600
Total current assets		**46,305**		**38,057**
Property and equipment, net		14,699		18,232
Intangible assets, net		41,370		46,844
Total assets	$	**102,374**	$	**103,133**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	8,078	$	18,754
Loan		35,617		1,000
Credit Card		5,729		1,095
Note payable-current		32,700		31,350
Total current liabilities		**82,124**		**52,199**
Total liabilities		**82,124**		**52,199**
STOCKHOLDERS' EQUITY				
Common Stock	$	100,118	$	100,102
Aditional paid in capital		247,198		189,466
Retained earnings/(Accumulated Deficit)		(327,066)		(238,634)
Total stockholders' equity		**20,250**		**50,934**
Total liabilities and stockholders' equity	$	**102,374**	$	**103,133**

See accompanying notes to financial statements.

SWABBIES TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ 41,839	$ 555
Cost of goods sold	27,471	42,961
Gross profit	14,368	(42,406)
Operating expenses		
General and administrative	66,427	47,334
Sales and marketing	33,136	51,361
Total operating expenses	99,563	98,695
Operating income/(loss)	(85,194)	(141,101)
Interest expense	3,237	1,350
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(88,432)	(142,451)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (88,432)**	**$ (142,451)**

See accompanying notes to financial statements.

SWABBIES TECHNOLOGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock Class A		Common Stock Class B		Aditional Paid in Capital	Accumulated Deficit	Total Members' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2017	2,133,682 $	75,102	- $	-	$ 124,098	$ (96,183)	$ 103,017
Net income/(loss)	-	-	-	-	-	(142,451)	(142,451)
Contribution		25,000	-	-	65,367	-	90,367
Balance—December 31, 2018	2,133,682 $	100,102	0 $	-	$ 189,465	$ (238,634)	$ 50,934
Net income/(loss)	-	-	-	-	-	(88,432)	(88,432)
Issuance of shares	55,167	6	100,000	10	57,732	-	57,748
Balance—December 31, 2019	2,188,849 $	100,108	100,000 $	10	$ 247,198	$ (327,066)	$ 20,250

See accompanying notes to financial statements.

SWABBIES TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(88,432)	$	(142,451)
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:				
Depreciation of property		5,233		4,708
Amortization of intangibles		5,474		5,474
Changes in operating assets and liabilities:				
Accounts receivable		76		(114)
Inventory		-		(31,979)
Other current assets		(2,503)		-
Accounts payable		(10,676)		18,754
Credit Cards		4,634		1,095
Net cash provided/(used) by operating activities		**(86,194)**		**(144,513)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,700)		(7,846)
Intangible assets		-		-
Net cash provided/(used) in investing activities		**(1,700)**		**(7,846)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Notes		1,350		31,350
Loan		34,617		1,000
Issuance of Common Shares		14		25,000
Aditional paid in capital		57,734		65,367
Net cash provided/(used) by financing activities		**93,715**		**122,717**
Change in cash		5,821		(29,642)
Cash—beginning of year		5,363		35,005
Cash—end of year	$	**11,184**	$	**5,363**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

SWABBIES TECHNOLOGY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Swabbies Technology, Inc. was previously formed as Swabbies Technologies Incorporated on June 15, 2010 in the state of Georgia then subsequently incorporated as Swabbies Technologies, Inc on August 20, 2014 in the state of Florida, and reincorporated as Swabbies Tech, Incorporated on October 29, 2018, in the state of Florida. The financial statements of Swabbies Technology, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Dunnellon, Florida.

Swabbies is the first pre-filled sanitary solution to applying diaper rash cream. For busy parents with squirmy babies, the swab applicator is great for on the go or for just a fast and mess-free application. The cream is uniquely formulated using pure, natural and organically based ingredients including 40 zinc oxide for rapid results. It has a creamy smooth texture with a fresh herbal scent. Each applicator is filled with 8.5 grams of cream.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31 ,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the First in, First out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	7-10 years
Mold	5-7 years
Packaging Hardware	5-7 years
Photo/Video	5-7 years

Intangible Assets

The company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years.

Other intangibles include trademark filing and related attorney fees, company logo and proprietary cream formula. Trademarks are amortized over 10 years. Company logo and proprietary cream formula are indefinite-lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Swabbies Technology Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 01, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw Materials	$ 31,979	$ 31,979
Total Inventories	**$ 31,979**	**$ 31,979**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid Expenses and Other Current Assets consist of:		
Loans to Others	$ 600	$ 600
Funds advanced by Carman	955	-
Other Current Assets	1,548	-
Total Prepaids Expenses and Other Current Assets	$ 3,103	$ 600

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Furniture & Fixtures	$ 11,320	$ 11,320
Mold	17,496	17,496
Packaging Hardware	172	172
Photo/Video	1,700	-
Property and Equipment, at Cost	30,688	28,988
Accumulated depreciation	(15,989)	(10,756)
Property and Equipment, Net	$ 14,699	$ 18,232

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $5,233 and $4,708 respectively.

6. INTANBIGLE ASSET

As of December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2019	2018
Intangible assets	$ 68,741	$ 68,741
Applicator Patent	$ 4,322	$ 4,322
Company Logo	1,275	1,275
Issued Patent	50,000	50,000
Proprietary Cream Formula	12,724	12,724
Trade Mark	420	420
Accumulated amortization	(27,371)	(21,897)
Intangible assets, Net	$ 41,370	$ 46,844

Period	Amortization expense
2020	5,474
2021	5,474
2022	5,474
2023	5,474
Thereafter	19,473
Total	**$ 41,370**

Amortization expense for intangible asset for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $5,474 and $5,474 respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On December 18, 2019, the Company's amended its articles of incorporation to authorize the issuance of 20,100,000 shares of Common Stock, at $0.0001 par value per share, of which 20,000,000 shares shall be designated "Class A Common Stock" and 100,0000 shares shall be designated Class B Common Stock.

As of December 31, 2019 and December 31, 2018, 2,188,849 and 2,133,682 shares of Class A Common Stock were issued and outstanding respectively. As of December 31, 2019, 100,000 shares of Class B Common Stock were issued and outstanding.

As a result of a clerical error, outstanding Class A shares as of December 31, 2018 and December 31, 2017 were misstated. We restated the outstanding shares from 2,229,514 to 2,133,682 as of December 31, 2018 and 2,146,182 to 2,133,682 as of December 31, 2017.

8. DEBT

Convertible Promissory Note

On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio. The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share.

As of December 31, 2019, the note has not been converted to equity. The outstanding balance of the loan was in the amount of $31,350 and $30,000 as of December 31, 2019 and 2018 respectively. Accrued interest was in the amount of $1,350 in 2019. The Loan has been classified as Note Payable-Current.

PayPal Loan

On May 31, 2019, the company entered a business loan agreement with Paypal in the amount of $10,000. The loan has a total interest payment of $1,817.4, bringing the total repayment amount of $11,817.4. The loan is payable in 52 weeks with a weekly payment amount of $227.26.

As of December 31, 2019, the outstanding balance was $8,836. The Loan has been classified as Loan in current liabilities.

Kulabrands Loan

On October 16, 2019, the company entered a loan agreement with Kulabrands, Inc in the amount of $10,000. The loan carries a 2% interest and matures in 6 months.

As of December 31, 2019, the outstanding balance was $9,700. The Loan has been classified as Loan in current liabilities.

Loan from officer

On January 03, 2019, the company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. The loan carries a 2% interest and matures in 24 months.

As of December 31, 2019, the outstanding balance was $16,750 including accrued interest in the amount of $250. The Loan has been classified as Loan in current liabilities.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (23,854)	$(38,462)
Valuation Allowance	23,854	38,462
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (67,795)	$(43,941)
Valuation Allowance	67,795	43,941
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $86,997. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10.   RELATED PARTY

Convertible Promissory Note

On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio. The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. The note has yet to convert to equity in 2019.

The outstanding balance of the loans was in the amount of $31,500 and $30,000 as of December 31, 2019 and 2018 respectively. Accrued interest was in the amount of $1,350 in 2019. The Loan has been classified as Note payable-current.

Paypal Loan

In 2019, the company also used a PayPal line of credit from founder's mother that has a credit limit of $4,500 and an outstanding balance of $330 as of December 31, 2019.

Loan from officer

On January 03, 2019, the company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. The loan carries a 2% interest and matures in 24 months. As of December 31, 2019, the outstanding balance was $16,750 including accrued interest in the amount of $250. The Loan has been classified as Loan in current liabilities.

During 2020, the company entered a second loan agreement with Paula D'Onofrio, Inc in the amount of $13,500. The loan carries a 2% interest and matures in 24 months.

11.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	550
2021		-
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	$	550

Rent expense for the fiscal years 2019 and 2018 was $2,406 and $0, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 01, 2020, the date the financial statements were available to be issued.

During 2020, the company entered a second loan agreement with Paula D'Onofrio, Inc in the amount of $13,500. The loan carries a 2% interest and matures in 24 months.

As of April 24, 2020, the SWABBIES TECH, INC., a Delaware corporation bought the Better Family, Inc. in the amount of $225,000, together with interest accrued on the unpaid principal amount of this Secured Promissory Note plus all fees, expenses and other costs as provided for in this Note.

Interest on the principal amount of this Note shall accrue from the date hereof at the rate of three percent (3%) per annum, computed on the basis of a 360 day year. Principal and accrued but unpaid interest hereunder shall be due and payable in cash as follows: The Note shall be paid from any and all capital raised by Borrower and Better Family, Inc., a Florida corporation including but not limited to outside venture capital sources, individual/group investors or otherwise, and from capital raising sites such as Start Engine. Upon Borrower and/or Better Family, Inc's receipt of any Capital Funds, 40% of the amount of said Capital Funds shall be immediately paid to Lender which shall be credited against the principal amount due under this Note. From and after the date of this Note, for a period of 24 consecutive months, Borrower shall pay to Lender, on a quarterly basis, 10% of the combined gross sales of Borrower and Better Family, Inc. and said amount shall be credited against the principal amount due under this Note. Such 10% payments shall begin to accrue immediately on and after the date this Note is executed.

On April 29, 2020, the company entered a Paycheck Protection Program (PPP) promissory note agreement with Greater Nevada Credit Union in the amount of $10,000. The loan carries an interest rate of 1% and matures after 24 months from the date of disbursement of the loan. Loan payments will be deferred for the first six (6) months. Subject to any Loan forgiveness granted by the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), Borrower will subsequently pay eighteen (18) fully amortized monthly consecutive principal and interest payments with the first Loan payment due on the date that is seven months after the date of this Note. Pursuant to the CARES Act, the loan may be forgiven by the SBA. The amount of loan forgiveness is determined by and is subject to the sole approval of the SBA. The amount of loan forgiveness may be reduced if loan proceeds are spent inappropriately. To receive loan forgiveness, borrower must apply for loan forgiveness and provide documentation as requested by the SBA. There will be no loan forgiveness without Borrower's submission of the proper application and documentation to Lender to include all SBA requirements. Not more than 25% of the amount forgiven can be attributable to non-payroll costs. If Borrower has received an EIDL advance, the amount of the EIDL advance shall be subtracted from the loan forgiveness amount.

On May 24, 2020, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $13,000 from the U.S Small Business Administration (SBA). The loan carries an interest rate of 3.75% and matures after 30 years from the date of the promissory Note. Installment payments, including principal and interest, of $64 monthly, will begin 12 months from the date of the promissory Note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $327,066 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

THE BETTER FAMILY INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Better Family Inc
Wellington, Florida

We have reviewed the accompanying financial statements of The Better Family, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 14, 2020
Los Angeles, California

THE BETTER FAMILY, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	19,120	$	19,007
Inventories		18,869		35,204
Prepaids and other current assets		2,000		8,990
Total current assets		**39,988**		**63,201**
Property and equipment, net		(0)		1,135
Total assets	$	**39,988**	$	**64,336**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	615	$	7,205
Shareholders' Loan		108,607		122,600
Other current liabilities		24		27
Total current liabilities		109,245		129,832
Total liabilities		**109,245**		**129,832**
STOCKHOLDERS' EQUITY				
Common Stock		108		108
Retained earnings/(Accumulated Deficit)		(69,365)		(65,605)
Total stockholders' equity		**(69,257)**		**(65,497)**
Total liabilities and stockholders' equity	$	**39,988**	$	**64,335**

See accompanying notes to financial statements.

THE BETTER FAMILY, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 126,144	$ 257,352
Cost of goods sold	43,516	132,906
Gross profit	82,628	124,445
Operating expenses		
General and administrative	77,538	132,940
Sales and marketing	8,850	32,349
Total operating expenses	86,388	165,290
Operating income/(loss)	(3,760)	(40,844)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(3,760)	(40,844)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (3,760)**	**$ (40,844)**

See accompanying notes to financial statements.

THE BETTER FAMILY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Aditional Paid in Capital	Accumulated Deficit	Total Members' Equity
Balance—December 31, 2017	**1,000**	**$ 108**	**$ -**	**$ (24,760)**	**$ (24,652)**
Net income/(loss)	-	-	-	(40,844)	(40,844)
Balance—December 31, 2018	**1,000**	**$ 108**	**$ -**	**$ (65,605)**	**$ (65,497)**
Net income/(loss)	-	-	-	(3,760)	(3,760)
Balance—December 31, 2019	**1,000**	**$ 108**	**-**	**$ (69,365)**	**$ (69,257)**

See accompanying notes to financial statements.

THE BETTER FAMILY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,760)	$	(40,844)
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:				
Depreciation of property		1,135		3,144
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Inventories		16,335		(15,408)
Prepaids and other current assets		6,991		12,031
Credit Cards		(6,591)		1,620
Other current liabilities		(3)		(74)
Net cash provided/(used) by operating activities		**14,107**		**(39,534)**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholders loan borrowings		(13,993)		3,200
Net cash provided/(used) by financing activities		**(13,993)**		**3,200**
Change in cash		113		(36,334)
Cash—beginning of year		19,007		55,340
Cash—end of year	$	**19,120**	$	**19,007**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

The Better Family, Inc. was previously formed as Beebo Baby, Inc. on August 10, 2012 ("Inception") in the State of Florida. The financial statements of The Better Family, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wellington, Florida.

The Better Family, Inc is engaged in production of Beebo. The Beebo is a free hand bottle holder designed to enhance the feeding time for you, your baby and your family. The Beebo frees up a hand during these precious moments, giving you the ability to read a book to your baby, massage and caress your baby, or even enjoy family meals together. Perfect for parents who bottle feed with pumped breast milk or formula. Nursing moms have a free hand; now bottle feeding parents can too.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Better Family, Inc. is a S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of Beebo when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The company is pre-revenue and did not recognized any revenues as of December 31, 2019 and 2018.**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 14, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished goods	$	18,869	$	35,204
Total Inventories	$	**18,869**	$	**35,204**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Prepaid Expenses and Other Current Assets consist of:				
Amazon.com Reserves	$	2,000	$	3,554
Prepaid Beebo Inventory:Prepaid Beebo US		-		5,436
Total Prepaids Expenses and Other Current Assets	$	**2,000**	$	**8,990**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Sales Tax Payable	$	24	$	27
Total Other Current Liabilities	$	**24**	$	**27**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,		2019		2018
Computers & Equipment	$	15,718	$	15,718
Property and Equipment, at Cost		**15,718**		**15,718**
Accumulated depreciation		(15,718)		(14,583)
Property and Equipment, Net	$	**(0)**	$	**1,135**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $1,135 and $3,144 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of 1,000 shares of our common stock. During 2012 the Company were issued 1,000 shares of common stock at no par value.

As of December 31, 2019, and 2018, total numbers of common stock were 1,000 and 1,000 respectively.

7.   DEBT

Shareholders Loan

The company also has an outstanding debt to one of its existing shareholders Martin Hill. The loan bears no interest and had an outstanding balance in the amount of $94,108 and $114,400 in fiscal year end December 31, 2019 and December 31, 2018 respectively. The Loan has been classified as short-term loan.

During 2018, the Company received a loan of $8,200 from its shareholders Sarah Hill. No agreement was put in place and there is no interest and maturity date. As of December, 2019, and 2018 the outstanding balances were $8,200 and $8,000 respectively. The Loan has been classified as short term loan

8.   RELATED PARTY

The Company received a loan from its shareholder, Martin Hill. No agreement was put in place and there is no interest and maturity date. As of December 31, 2019, and December 31, 208 the outstanding balances were $94,108 and $114,400 respectively.

The Company received a loan from its shareholder, Sarah Hill. No agreement was put in place and there is no interest and maturity date. As of December 31, 2019, and December 31, 2018 the outstanding balances were $8,200 and $8,200 respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 14, 2020, the date the financial statements were available to be issued.

As of April 24, 2020, the SWABBIES TECH, INC., a Delaware corporation bought the Better Family, Inc. in the amount of $225,000, together with interest accrued on the unpaid principal amount of this Secured Promissory Note plus all fees, expenses and other costs as provided for in this Note.

Interest on the principal amount of this Note shall accrue from the date hereof at the rate of three percent (3%) per annum, computed on the basis of a 360 day year. Principal and accrued but unpaid interest hereunder shall be due and payable in cash as follows: The Note shall be paid from any and all capital raised by Borrower and Better Family, Inc., a Florida corporation including but not limited to outside venture capital sources, individual/group investors or otherwise, and from capital raising sites such as Start Engine. Upon Borrower and/or Better Family, Inc's receipt of any Capital Funds, 40% of the amount of said Capital Funds shall be immediately paid to Lender which shall be credited against the principal amount due under this Note. From and after the date of this Note, for a period of 24 consecutive months, Borrower shall pay to Lender, on a quarterly basis, 10% of the combined gross sales of Borrower and Better Family, Inc. and said amount shall be credited against the principal amount due under this Note. Such 10% payments shall begin to accrue immediately on and after the date this Note is executed.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $69,365 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Better Family
Making Parenting Easier






$512,628 raised ⓘ

1,522 Investors	**$4.97M** Valuation
$1.43 Price per Share	**$147.29** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**⏱ 21** Days Left

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

⊕ Website   📍 Dunnellon, FL   CONSUMER PRODUCTS   MANUFACTURING

Swabbies Tech, Inc. dba Better Family offers three patented products that make the lives of parents and babies better, by enhancing feeding and changing time. With Swabbies, a no-mess, organic diaper cream, the Beebo, the one-handed baby feeder, and Drop It Baby, a suction cup ring chain that stops the "drop it game", on-the-go parents can use these products to improve their time spent with their kids.

Overview   Team   Terms   Updates [22]   Comments   ♡ Follow

Reasons to Invest

- Shark Tank Patented Success story, "The Beebo," was acquired in April 2020. Inventing founder Martin Hill made a deal with the Sharks, Lori Greiner and Ashton Kutcher. Then he and his wife Sarah joined Better Family's board as directors and are significant shareholders.

- Strategic growth through adding another patented brand in November of 2020 called DropitBaby. As the inventor and founder, Joylynn Waganer was also excited to join Better Family's board as a director.

- Better Family's products are sold in Walmart, BuyBuyBaby, Burlington and

Rewards

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Better Family's products are sold in Walmart, BuyBuyBaby, Burlington and Amazon. VIR Ventures became Better Family's partner Dec, 2020, specializing in retail e-commerce having multiple platforms and 5-star customer service rating.

"Make every moment with your baby the best it can be"

SMARTER PARENTING SOLUTIONS

Better Family opens up a world of possibilities for parents with three patented products



The Beebo is a free-hand bottle holder that gives parents an extra hand, all the while enhancing feeding time. This newfound flexibility makes way for parents to integrate storytime into these intimate moments, enjoy family meals, or simply a helping hand to massage and caress their baby.



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Swabbies is an all-natural diaper cream — we know how important it is to know exactly what goes into your baby's products, so we took the mystery out of diaper cream. Swabbies is totally organic and works instantly to provide soothing relief for your little one.



SWAB & DONE
Safe. Gentle. Clean

THE MARKET

Millions of babies get diaper rash each year

The market for baby care products is worth almost $74B worldwide, with $1.4B being made up by the diaper rash cream segment.

This market's sustained growth has been characterized in recent years by a shift away from the global behemoths like Johnson & Johnson, toward smaller health-conscious brands with fewer chemicals.

Better Family's products are especially appealing to stay-at-home Dads, who make up 24% of our Millennial target market.

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Baby Care Products Market

OUR TRACTION

Three patented products, from Shark Tank to Walmart

Our proprietary products have been met with massive enthusiasm in the marketplace. We've landed deals with huge retailers like Walmart and Buy Buy Baby, Burlington and even appeared on Shark Tank.


AS SEEN ON
SHARK
TANK

The Beebo, Swabbies, and Drop It Baby are trademarked and patented. Swabbies and Drop It Baby both recently completed successful crowdfunding campaigns Swabbies on Indiegogo and Drop It Baby on Kickstarter.


PATENTED

WHAT WE DO

Parenting is hard enough — Better Family is here to give you a helping hand

Our flagship products are designed with parents, grandparents and children in mind — offering better solutions while giving babies the best care possible.

Beebo gives parents a free hand during feeding time thanks to a unique rotating bottle holder. The design holds the bottle at the perfect angle for your baby while resting on either shoulder. This way holding a book for story-time is no longer such a struggle.







Swabbies take the mess out of diaper changing. Our patented applicators are pre-filled with Swabbies Supreme Diaper Cream, perfect for single-handed, mess-free application. Parents these days don't have a minute to spare, so finding a product that cuts down on time while ensuring the safety and health of their babies is a no-brainer.



Drop It Baby attachable tethers are squishy, colorful, and BPA-free, each is interactive and safe for your child. The suction cup base with attached ring chain allows for their favorite items to be readily accessible off dirty floors while keeping your hands free. With our handy attachments like a bottle and cup holder, and electronics or teethers, which safely stretch over and secure objects of various sizes.

With Drop It Baby your child's favorite items are easily tethered to durable rings that attach to a suction anchor. Drop It Baby's line accessories for the Drop It Baby are cute lovable teethers Hippo, Giraffe, Turtle, Duck, Penguin, Snake, Unicorn, and Elephant.




Attach an extra ring chain
for multiple kids to play!
It Baby
Soft, flexible,
BPA free teether
Strong Suction to
keep things put
Stretchy ring chain
that wont pull apart

THE BUSINESS MODEL

Up to 320% Markup in Retail

We employ a multi-pronged system to distribute our products through retailers, email & digital marketing, baby registries, trade shows, and onsite promotions.

The Beebo has a 243% markup on retail sales and 105% markup on wholesale sales with an average wholesale order of $179.00.

Swabbies has a 148% markup on retail sales and 75% markup on wholesale sales with an average wholesale order value of $176.00.

Drop It Baby has 320% markup for retail sales and 110% markup on wholesale sales with an average wholesale order of $270.00.

Product Markup



243%
Retail sales

105%
Wholesale



148%
Retail sales

75%
Wholesale



320%
Retail sales

75%
Wholesale

HOW WE ARE DIFFERENT

Our unique designs are patent-protected

While there's no shortage of options for today's busy parents of baby care products to choose from we believe our focus of Making Parenting Easier with healthy values and natural products that add value to the lives of parents, grandparents, and children, sets us apart.

Beebo is specially designed to allow for free-hand bottle-feeding, allowing parents to use that extra hand for any number of things to enhance their feed experience.

Designed for free-hand bottle-feeding



Unlike our competitors, who sell creams in messy tubes, jars, and sprays, Swabbies comes pre-filled in a mess-free disposable applicator — perfect for on-the-go diaper changes.


one handed
MESS FREE
application
MADE WITH ORGANIC INGREDIENTS
with zinc oxide
PRE-FILLED APPLICATORS & SOFT SPONGES
FAST SOOTHING RELIEF!
Perfect for on the go diaper



Drop It Baby is a suction cup base with an attached ring chain allowing for their favorite items to be readily accessible and off dirty floors while keeping your hands free.



THE VISION

We want to be recognized as the go-to partner for parents looking for Better Products for their kids

Using our considerable exposure from appearances on Shark Tank and similar shows, as well as partnerships with key players like Walmart and Buy Buy Baby, we intend to grow our brand to be recognized in the baby care market as a premier premium brand.



We're on the move towards becoming the forefront of the baby care market!









OUR TEAM

Solid founding team advised by industry insiders

Solid founding team advised by industry insiders:

President and CEO Carman Cook-Campbell has almost three decades of experience as an entrepreneur, as well as in sales and marketing.

Joining Carman on the Board is CFO Paula D'Onofrio, Secretary Sharon Franklin, Marketing Director Tara Heath, Directors Martin and Sarah Hill, JoyLynn Waganer, and Medical Advisor Dr. Anthony Russell.

Our advising team is a stellar group of industry insiders and established names with excellent track records. This includes Mindee Hardin, founder, and inventor of Boogie Wipes, which was sold to Proctor & Gamble.









Carman Cook- Campbell
CEO
Martin Hill
Director & Board Member
Sarah Hill
Director & Board Member
Joylyn Waganer
Director
Paula D'Onofrio
CFO
Tara Heath
Director of Marketing
Sharon Franklin
Secretary
Dr. Anthony Russel
Medical Adviser & Investor









WHY INVEST

Today's Parents are busier and they need time-saving smart products for their babies every day.

The trend toward organic, natural alternatives for baby products is just getting started.

Today's modern parent wants to know the ingredients going into all of their baby products, they need more from their bottle-feeding experience. Freeing up a hand during feeding time while changing a diaper, or ending the "drop it game" truly changes the game for millions of parents and their babies, allowing them to focus on the things that matter.

Better Family Inc. is an incubator company to speed the growth of its current portfolio of (3) Patented Baby Products. Their parent-focused products have been invented by parents for parents by providing simple solutions to they commonly face everyday. All provide a "free hand" or provide a "helping hand" to the parent, grandparent or caregiver.



Better Family

We're destined to change the baby care industry, butt we can't do it without you!

In the Press




   

Meet Our Team



Carman Cook-Campbell

CEO-Chief Swabber

Carman Cook-Campbell, founder and CEO has 28 years of sales experience with Verizon, T-Mobile & Sprint and owned and operated several successful marketing firms. She responsible for the day-to-day activities and charged with the growth of the Swabbies.





Sharon Franklin

Secretary

Sharon Franklin, mother and grandmother past instructor with Florida State University, an early advocate for Head Start



Paula D'Onofrio

CFO

Paula D'Onofrio, a mother of 2, has a broad experience in investing, management, accounting, and finance. Ms.



Dr. Anthony Russell MD, MBA, MPH

Medical Adviser & Investor

Dr. Russell, a father of two, a double-boarded pediatrician and clinical informaticist, an



Tara Heath

Director Marketing

Tara Heath, mother of 2. Tara has experience in investing, managing accounts and corporate sales. Mrs. Heath is and teaching children with disabilities. Sharon is responsible for tasks including board, governance documentation, legal filings, banking, interaction with licensed attorneys,trade show attendance, and contributes 10 hours a week to the company.

D'Onofrio is responsible for corporate liquidity, investments, risk management as well as budgets, and contributes 20 hours per week to the company.

and clinical informaticist, an entrepreneur, an investor, and a healthcare physician executive. Dr. Russell is a key advisor to our team as we work to strategically advance our products, engage the market, and contributes 10 hours per week to the company.

responsible for research, press releases and digital marketing.



Sarah Hill

Director & Board Member

Sarah Hill is the proud mother of two incredible kids, married to Martin Hill, devoted husband, and father. She's best known for juggling daily life between working hard at home, and for her work and travel for corporate America where she's spent the last 15 years in technology and data sales. Sarah is proud to make a difference in her client's business. Sarah is a key member of the Better Family board, where she contributes 20 hours per week to the Company to ensure success and growth.



Martin Hill

Director & Board Member

Martin is an Engineer, father of 2, a devoted husband, and a successful Shark Tank entrepreneur. He owns multiple patents, and has many years of experience in running/growing businesses, including selling products in multiple large retailers, and has vast knowledge and connections on a global scale. He was successfully funded on Shark Tank Season 7, Episode #1 when pitching his invention the Beebo, where he closed a deal with both Lori Greiner and Ashton Kutcher! Martin is a key member of the Better Family board, where he contributes 20 hours per week to the Company to ensure success and growth.



JoyLynn Waganer

Director

JoyLynn is a 41 yr old mother of four with a set of twins. She is the inventor/creator of Drop it Baby Inc., and CEO of C.M. Products, partner in Baked. She lives in St. Louis with husband Brian where she has had a successful career as a licensed clinical social worker and behavior analyst. After receiving her MBA she was able to create and grow an autism program nationwide for a large insurance company. JoyLynn has always been an entrepreneur at heart, she has a passion for individuals with special needs and likes supporting others to reach their goals.

Offering Summary

Company :	Swabbies Tech, Inc.
Corporate Address :	11150 North Williams St, #8-109, Dunnellon, FL 34432
Offering Minimum :	$9,999.99
Offering Maximum :	$1,069,998.93
Minimum Investment Amount (per investor) :	$147.29

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 6,993

Maximum Number of Shares Offered : 748,251

Price per Share : $1.43

Pre-Money Valuation : $4,965,220.26

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Friends and Family Bonus

Invest within the first 72 hours and receive an additional 25% bonus shares*

Super Early Bird Bonus

Invest within the first 10 days and receive an additional 20% bonus shares*

Early Bird Bonus

Invest within the first 30 days and receive an additional 15% bonus shares*

*Investments made within the first 30 days for the "Friends and Family Bonus", "Super Early Bird Bonus" and the "Early Bird Bonus" cannot combine perks with any other bonus share offer. If an investment is made within the first 30 days, the best, and only, the bonus offer will apply.

Amount Based Perks:

$300+ 15% lifetime discount on any Better Family products ordered from company websites.

$400+ 20% lifetime discount on any Better Family products ordered from company websites.

$500+ 10% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$650+ 15% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$800+ 20% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$1,000+ 25% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$2,500+30% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

$5,000+ 35% bonus shares and 20% lifetime discount on any Better Family products ordered from company websites.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Swabbies Tech. Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.43 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $143. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Better Family has exceeded its minimum funding goal. When a company

As you might know, Better Family has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Better Family be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

RED BRICK RETAIL SALES MANAGEMENT COMPANY PRESENTS BETTER FAMILY'S COMPLETE LINE OF PRODUCTS

9 days ago



RED BRICK RETAIL
Let us help you get your product into Big Box Retailers
Red Brick Retail is a hard-working, results-focused brand growth company. Based out of Salt Lake City, Utah. We offer Brick and Mortar retail marketing and sales management. We launch unique and innovative consumer products and brands into retail stores worldwide.
As a team of thirteen wholesale account specialists, we bring the highest level of value and service to the retailers we work with, and to the consumer product companies we represent. Our experienced, professional team provides our clients with the knowledge needed to do business successfully in all divisions of retail both domestically and internationally.
Retailers We Work With
"Red Brick Retail has been fantastic in helping me place my product into retail, they are engaged, results driven, and they represent my brand the way I want. They provide a true land and scale service. If you're trying to get your product into retail I would highly recommend getting ahold of Red Brick Retail."
-Brandon Tipton
Red Brick Retail's Four Pillars of Success:
Product Knowledge
Solid Relationships
Customer Service
Ongoing Training
Services:
Retail Product Placement
Sales Sheets
Retail packaging design/development
Pricing Strategy Wholesale price, price breaks, MAP and MSRP
Promotions
E-Commerce Marketing including DtoC, Website, Social Media, Amazon, Ebay, Walmart, Etc..
With Red Brick Retail, your company will have access to a large sales force with years of experience getting products like yours into retail stores.

https://redbrickretail.com/

BETTER FAMILY ANNOUNCED today that they have recently engaged Red Brick Retail to market and sell the company's 3 patented products. Red Brick Retail is a hard-working, results- focused brand growth company, based out of Salt Lake City, Utah.

growth company, based out of Salt Lake City, Utah.

Red Brick launches unique and innovative consumer products and brands into retail stores worldwide.

The Red Brick team of 13 wholesale account specialists, has many years of experience and access to thousands of contacts throughout the industry, Red Brick Retail also offers a wealth of knowledge and advice for future planning.

As wholesale account specialists, they bring the highest level of value and service to the retailers they work with. Their professional team provides us with the expertise needed to do business successfully in all divisions of retail both domestically and internationally.

As we all know Strategic planning is a key to successful sales management. Each plan is reviewed on a regular basis to ensure that we have a healthy balance of customers and accounts are in place to meet Better Family's goals and objectives.

Our belief is that today's consumers have come to expect near instant delivery of their purchase once made. This trend makes effective Pipeline Inventory Management an increasingly important role in our sales strategy, Red Brick Retail also excels with inventory management aiding our ability to smoothly grow while keeping inventory at safe levels.

Knowledge of the products they sell is critical. They often visit customer's facilities for tours and formal education, so they are knowledgeable about the products they sell.

Red Brick is an experienced professional team providing their clients with the knowledge needed to do business successfully in all divisions of retail both domestically and internationally.

Better Family Team

VIR places first Purchase Order with Better Family

17 days ago










"Better Family's Partnership with VIR Ventures bears fruit" stated Carman Cook-Campbell our partnership with VIR ventures has been an excellent fit and we just accepted their first P.O. for two colors of our Beebo. The order will be shipped and stored at Amazon's distribution Warehouses' for further delivery to prime and other purchasers.

Better Family products are being systematically added to the multiple web platforms as they are revised by the VIR Team for optimum performance. The first of Better Family's products introduced is our Beebo.

VIR's merchandising expertise through more than 16 different platforms as they handle all aspects of customer service and follow up as well as fulfillment has been a huge benefit and complement to the company's other branding and marketing efforts. They handle all the online advertising and will continue to improve the proper placing of our products amongst all the different platforms.

Amazon E-commerce sales fulfilled from VIR's Inventory.

The VIR partnership assists Better Family by increasing inventory levels across the board and by providing our customers with excellent customer service they deserve. VIR platform sales will be fulfilled from their own inventory thereby assisting Better Family's growth objectives.

VIR ventures is a Texas company that was established in 2013 as an online retailer. Their products span across many categories and they personally source all products they represent directly from manufacturers and authorized distributors. They currently handle many well-known brands and offer more than 1/2 million products to their customer base.

 They are proud that they have ratings of 100% for more than two years in a row, and they continue to provide excellent customer service and have been a top seller on Amazon for the last three years.

VIR's goal is to make the customer shopping experience quick, easy, and most importantly... affordable.

Stay tuned for more updates,

Sincerely,

Carman Cook-Campbell

CEO, President

Better Family FAQ'S

23 days ago





Better Family Inc. has received many interesting questions, some about our StartEngine campaign and others about our efforts to become a leader of Patented baby care products that make the lives of parents easier and have longevity in the retail market for investor security.

Here we aim to answer several frequently asked questions to provide clarity regarding customer and investor inquiries to provide deeper insight into Better Familys Capital raise as well as our line of products: The Beebo, Drop it Baby, and Swabbies.

StartEngine investment campaign,

Campaign Questions

What is a crowdfunding campaign?

Crowd funding began with the JOBS Act in 2016, Regulation VF was established so anyone regardless of wealth, can invest in private businesses, that provide their financial information and full disclosure (as would a public company) that they could register online through a SEC-registered broker dealer and raise capital from (the crowd) through funding portals like StartEngine.

Equity crowdfunding through Reg CF allows new companies to access capital for growth early on from the crowd through the sale of either equity, debt etc.

Why did Better Family use Start Engine's Platform to launch its Reg CF ?

StartEngine is one of the largest equity crowdfunding platforms in the US. They are backed by Mr. Wonderful (Kevin O'Leary from Shark Tank) and have raised over $250M for over 375 businesses to date. With 275K+ registered investors, we believe that StartEngine is a pioneer in online capital raising registrations of both Reg 'A' and may be the stand alone leader of Reg CF crowdfunding campaigns.

Why invest in SE Sponsored companies?

Through the StartEngine platform, investors are provided current financials that give the investor important information that is accurate and reviewed by the SEC . interesting early-growth companies are now available to the average investor as they have never been available before.

You are buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment holdings become worth more. (StartEngine)

How was Kickstarter used by Swabbies and Dropitbaby

Kickstarter raises capital different from a Reg CF. On Kickstarter the investors are sponsors that are Pre-Purchasing company products to be delivered to the buyer at a later date. In most cases the money prepaid is used for the manufacture of the company's product. The advantage to the buyer is they get to help a company initiate manufacture of their product and are the first ones to get that product at a deep discount from the later normal retail price.

Both Swabbies and Dropitbaby have successfully used this type of platform for in excess of $30,000 each and have delivered to their backers as promised.

Why raise capital if you did a deal on Shark Tank?

When the episode of Shark Tank aired, Martin hill had asked for an investment of $250,000 for 30 percent equity in his company.

Ashton and Lori were to split it 15 percent each... However, after the show aired the deal was re-negotiated. The new agreement was a promotion agreement to drive internet sales and help brand the product. Both Lori and Ashton did assist the Beebo in garnering sales from website traffic and we still enjoy a cordial relationship with the through our director Martin and his wife Sara.

The agreement between Martin and the Sharks expired prior to Swabbies Tech., Inc. acquiring the Beebo.

Is my investment in Swabbies, The Beebo, or Drop It Baby when investing with Better Family?

When you invest in Better Family Inc., through SE's Platform you own all three brands. The Beebo, Swabbies, and Drop it Baby and any other products added in the future.

Do I receive any perks for making a specific investment?

If you invest $300 or more in Better Family Inc. you will receive a lifetime discount on all Better Family products and larger investments receive additional perks. The lifetime discount is on ALL current and future products. As an investor discounts will be honored when shared with a family member. There is always someone you know with a baby!

When will investors see a return on investment?

 Our goal is to hopefully pay dividends in the future however they will be based on the company's future profits. During the immediate future all company profits will be used to fuel the companies growth objectives. Please look for updates in your email as well as on your website at www.betterfamilyinc.com.

Can I sell my shares or trade my shares?

Better Family Shares cannot be sold in the open market at this time. Once the offering has officially closed Better Family's board is considering filing for approval to trade the company's shares on the Start Engine Trading Platform.

Are you going public?

 No current plans

Better Family Product Questions

Do you have any products you will be adding to the Better Family brand in the future?

 We are always presented with new products to potentially add to our existing line.

At Better Family, our plan is to selectively add products that make parenting easier. Our most recent acquisition of Drop It Baby is a perfect example. Drop It Baby is a unique well accepted baby product that can be slotted into our existing distribution channels and we can manufacture with stronger margins due to our contacts and purchasing power.

Drop It Baby attachable teethers are squishy, colorful, and BPA-free, each is interactive and safe for your child. The suction cup base with attached ring chain allows for their favorite items to be readily accessible off dirty floors while keeping your hands free.

Related Article: Better Family Acquires Drop It Baby, Inc.

Why would I need The Beebo product...can't I just breastfeed?

The main reason is it will provide a free hand for cooking ,eating, reading a story. And it also benefits those who cannot breastfeed... i.e men, aunts and uncles, grandparents, caregivers, handicapped etc. For instance, fathers who want to be involved with feedings can especially when moms want a break.

Related Article: The Beebo and Swabbies are Helping Parents Globally!

Did the Sharks actually invest in The Beebo?

 NO They do not presently own stock in Better Family and were only engaged in past marketing efforts

Related Article: The Beebo's Substantial Growth Since Shark Tank

We appreciate any and all feedback from our investors and customers alike. We invite you to visit our website or our social media accounts to stay up to date on all Better Family Inc. progress.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

Hello,

As you might know, Better Family has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Better Family be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Beebo, Drop It Baby and Swabbies showcased on National TV Networks

about 1 month ago












Better Family's Products Featured As "must have" Holiday Gifts

Better Family announced today that all three of the company's patented products have been showcased on national TV Networks this December in major cities across the nation.

There have been five segments with Megan Thomas Head that have recently aired on the following major TV Networks (**audiences reached below) :

- Raleigh NC WNCN CBS 17 My Carolina (video clip below)

- Raleigh NC-WNCN CBS 17 My Carolina (video clip below)
- Tampa Bay, FL-WFTS ABC Tampa Bay Morning Blend (video clip above)
- Portland, OR-KATU ABC 2
- Houston, Tx- KIAH CW39 Houston
- Las Vegas, NV- KSNV News 3 Las Vegas

Megan hit some excellent talking points including, Better Family Inc. offers three patented products that make the lives of parents and babies better, Swabbies is a no-mess, organic diaper cream, the Beebo is a one-handed baby feeder, and Drop It Baby is a suction cup ring chain that ends the "Drop It Game" and these products are perfect for on-the-go parents.

 "This is the first time that all three brands were showcased together said Campbell, a proud moment to see them received so well by our customers and the public.

We have received a lot of positive feedback from those audiences as well as retail orders for all three products.

All Three of Better Family's products were designed by parents for parents, making todays parenting easier… in addition they are patented for solid future corporate growth and investor protection and peace of mind.



**The viewership for each network was :

- WNCN CBS 17 Raleigh was 28,724 and the UMV for CBS 17 is 183,252
- WFTS ABC Tampa Bay was 36,242, and the UMV for WFTS ABC Action News is 340,282
- KIAH CW39 Houston was 37,120 and the UMV for CW39 is 65,001
- KSNV News 3 Las Vegas was 28,122 and the UMV for News 3 Las Vegas is 376,709

Happy Holidays,

The Better Family Team

Better Family Prepares Delivery of Swabbies Indiegogo Orders

about 2 months ago



Better Family Inc. announced today that its Swabbies division received inventory of its Pre-filled applicators and it will begin preparing deliveries to complete their Indiegogo orders.

Carman Cook-campbell President said, "I would like to personally thank each, and every Indiegogo sponsor and we are happy to make their long-awaited deliveries." Swabbies completed the Indiegogo campaign October 2019 preselling approx. $32,000 dollars of their Supreme Diaper Cream with special pricing.

Indiegogo supporters purchased Jars, applicators, gift set boxes and wands. All of this took place prior to the acquisition of Beebo and the company's name change to Better Family Inc. and our most recent acquisition of Drop It Baby.

https://www.indiegogo.com/projects/swabbies-diaper-cream-pre-filled-applicators-to-go/

MORE ABOUT BETTER FAMILY

Better Family sells three products that make the lives of parents and babies better, by enhancing feeding, changing time and playtime. With Swabbies, a no mess, organic diaper cream, The Beebo, the free-handed baby feeder, and Drop It Baby a free hand suction cup tethering device to keep bottles and toys off floors and accessible to your child now on the go parents can use these products to improve time spent with their kids.

THE BEEBO

Created by inventor and Father Martin Hill, The Beebo is a free hand bottle holder designed to enhance feeding time with your baby. The Beebo can be placed over either shoulder, insert your baby's bottle, and rotate to find the perfect feeding angle. All materials are BPA- free, lead -free, PVC- free and phthalates -free. The Beebo fits just about any bottle on the market due to its soft flexible durable design.   Martin Hills Beebo, is a Shark Tank company, which helped launch the product into Walmart's nationwide.

SWABBIES

Swabbies is the maker of this unique patented diaper cream delivery system. "Like us for applicator love us for our cream said Carman Campbell inventor and founder. Swabbies supreme diaper cream is the only all-natural diaper rash remedy that comes in a Disposable pre-filled applicator. Just pinch, squeeze, apply and discard. I highly recommend our Swabbies Supreme diaper rash remedy amongst all others."

Swabbies Applicator

The Swabbies, a patented, single hand prefilled applicator features a squeeze tube with a breakable neck that when pinched allows the cream to flow through the latex free sponge at the end for a mess free application. Parents, Grandparents and Caregivers can now apply rash cream without using their physical hand leaving the other hand free and clean.

Swabbies currently offers several products — A jar, a two-pack of prefilled applicators and a combo set containing both products. In addition, they are currently developing new products to add to this line up. It is convenient, effective and the safest Diaper rash cream applicator available in today's market.

DROPITBABY

Drop It Baby attachable tethers are squishy, colorful, and BPA-free, each is interactive and

safe for your child and allows for their favorite items to be readily accessible off dirty floors

while keeping your hands free. With our handy attachments like a bottle and cup holder

which safely stretch over and secure bottles of various sizes.

For more news and company updates, be sure to follow Better Family on our social media platforms: Instagram, Facebook, and LinkedIn along with checking in on our website for more information!

Better Family Milestones 2020

about 2 months ago





Better Family, Inc. Milestones 2020

We at Better Family would like to wish everyone a safe and happy holiday season, and a healthy and prosperous New Year.

It has indeed been an exciting year for our company despite COVID-19 related slowdowns. The company has grown, sales are now above pre-COVID-19 levels with marketing and inventories of all products in place management believes that 2021 could be the company's best year ever.

Carman Cook-Campbell

CEO, President

Here are some of this year's highlights

Swabbies Tech Acquirers the Beebo and changes name to Better Family Inc.

Swabbies Tech DBA Better Family is Approved to raise $1,070,000 on Start engine.

Better Family now has 1200 + shareholders and has raised over $400,000 in capital.

MORE MILESTONES

Better Family creates Special Edition Purple Beebo - and Reorders all four Beebo colors new inventory will arrive in approximately four weeks.

Burlington Beebo Order - Better Family Inc. announced that they received an initial order for 600 Teal Beebo's from Burlington stores, Inc. Burlington NYSE symbol "BURL" for their Baby Depot Departments. This Is Better Family's first order with Burlington for their Baby Depot's. The Baby Depot is a department within the respected Burlington retailer of popular quality baby products at reasonable prices. They have 727 stores in the USA, product has been delivered and Teal Beebo's are now available in select Burlington locations.

Larger Office Space to accommodate growth - Better Family moved into a larger office facility. The new office has our trade show booth set-up *INSIDE* that is used for virtual trade shows and was used for the ABC Show mentioned below. BF now has space for employee expansion and some inventory storage for sampling needs.

ABC Show - attended the big industry show virtually live via Zoom-set-up booth in the office and demonstrated all three products

Better Family has 3 new international Beebo distributors – The Selling Bros. in Costa Rica, Isa & Kate in Dominican Republic and Soft Coffee in South Africa.

Partnership agreement with VIR Ventures – Better Family has passed responsibility to its e-commerce partner and distributor VIR Ventures management and marketing of our brands on Amazon, Walmart, and their various platforms.

Acquired Drop It Baby – DIB is a patent pending product , developed by mother and inventor Joylynn Waganer that stops the "Drop It Game" with young children by keeping toys, teethers, and sippy cups off of dirty floors safe and clean from germs that may exist there. JoyLynn Waganer the inventor and founder has recently also joined Better Family's Board as a director.

Walmart for Swabbies – Swabbies supreme diaper cream has just completed the Set-up of their new vendor account and we will now receive and accept PO's directly from Walmart for our patented pre-filled disposable applicators and jars.

Prego Expo in Tampa – Better Family recently attended the Prego Expo in Tampa showcasing all three brands. The Beebo, Swabbies Cream, and Drop It Baby products were presented and demonstrated to new mothers and parents to be...

Warehousing and distribution Consolidation - FSI our warehouse and distribution center is now set-up to distribute and fulfill orders of all three products, this will save time and money as the company grows.

USA Today-Modern Woman Magazine – Our Beebo and Swabbies products were featured in the November holiday issue of Modern Woman Magazine

TV Network Segments-during the holidays

 Better Family's products will be Showcased live in December on the following networks:

> *Houston - TX-KHOU Great Day Houston*
> *Tampa - WFTS-ABC Morning Blend*
> *Portland - KATU-ABC Afternoon Live*
> *Las Vegas - KLAS CBS 8 News Now*
> *Raleigh - WNCN CBS 17*

Koala Kare branding – BF board in discussions with Koala Kare regarding potential brand partnership with Swabbies Cream.

Sales Team expansion – we are interviewing potential companies that specialize in sales and marketing to represent all brands effectively to new buyers and distributors of Big Box retail

Outside Marketing team – outsourced digital marketing team to create ads, write social media posts on our social media platforms, organize email marketing, and write blogs.

Swabbies Inventory- will be receiving inventory to ship close out the remaining IndieGoGo orders in December.

Thank you for your continued support,
Better Family Team

Company Links:

https://betterfamilyinc.com/

https://www.thebeebo.com/

https://swabbiescream.com/

https://dropitbaby.com/

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Better Family has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Better Family be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Better Family Acquires Drop It Baby, Inc.

2 months ago





Dunnellon Florida November 17, 2020 Better Family announced the acquisition of Drop It Baby, Inc. adding another baby product to the Better Family line of patented products.

https://betterfamilyinc.com/

Drop It Baby is a unique item that was invented and developed by JoyLynn Waganer, mother of 4 and the entrepreneur behind this patent pending product. A product that Carman Cook-Campbell, President of Better Family knew would resonate with their customer base and would be a great addition to the companies products that focus on making parenting easier.

Carman said "With Drop It Baby your child's favorite items are easily tethered to durable rings that attach to a suction anchor. Drop It Baby's line accessories for the Drop It Baby are cute lovable teethers i.e. Giraffe, Turtle, Duck, Racoon, Penguin, Cow, Snake, Elephant, Koala Bear, Owl, and Snowflake.

Carman Cook-Campbell stated this is a tremendous opportunity for Better Family. Drop It Baby is a turnkey company with a solid customer base and distribution network that we at Better Family will be able to leverage to increase sales immediately. The product has been well accepted and is currently selling on Amazon.com and Walmart.com and will now be offered to all our other retailers that sell Beebo and Swabbies Cream.

MORE ABOUT DROPITBABY

Drop It Baby attachable tethers are squishy, colorful, and BPA-free, each is interactive and safe for your child. The suction cup base with attached ring chain allows for their favorite items to be readily accessible off dirty floors while keeping your hands free. With our handy attachments like a bottle and cup holder, and electronics or teeters, which safely stretch over and secure objects of various sizes.

https://dropitbaby.com/

ACQUISITION HIGHLIGHTS

Better Family acquired 100% of the company in a stock for stock transaction at 25,000 shares of Better Family common stock

and is purchasing the existing Drop It Baby inventory at the cost of goods for $35,000 that will be paid for as sold.

In addition, Better Family assumed Drop It Baby's SBA loan in the amount of $16,700.00 which payments begin in June 2021.

MORE ABOUT DROPITBABYS INVENTOR JOYLYNN

Mother of 4 An entrepreneur at heart JoyLynn is the creator of a unique patent pending baby product called Drop It Baby.

With 2 twins she lives in St. Louis with her husband Brian where she has led a successful career as a licensed clinical social worker and behavior analyst.

After receiving her MBA, she was able to create and grow an autism program nationwide for a large insurance company. JoyLynn's passion for helping individuals with special needs, supporting others to realize their goals. Inventor and mother Joy Lynn had twins born early and her husband Brian was diagnosed with Pulmonary Arterial Hypertension. Spending time in the NICU and transitioning the kids' home it was clear that JoyLynn's family had some extra challenges ahead.

Traveling more often with the kids it became clear how important it was to keep germs away from the twins, and those germs seemed to be everywhere.

Being a very social family, we wanted to be out and about but needed to find a solution to the constant bending over to pick up dropped bottles and constant worry about dirty germ-filled floors where our twins' stuff always tended to land.

WHY DID DROP IT GET INVENTED?

Drop It Baby was an invention born of necessity. Not only did it successfully keep baby's things off dirty floors, but it also helped Brian from having to bend down repeatedly to retrieve fallen items.

Time spent chasing your child's favorite toys or bottles across dirty restaurant floors, store aisles etc. are over forever with this brand-new exciting product. Drop It Baby keeps your child's favorite items secure and germ-free, while restoring parental sanity and confidence.

Please see the amended Form C on our campaign page for details about **changes in directors & officers, liquidity, capital resources, and dilution.

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Harun Muhammed `11 INVESTMENTS` 8 days ago

Hi, Any chance to update us about actual or projected 2020 revenue? Would be very helpful in making decisions. thanks

> **Carman Cook-Campbell** - **Better Family** a day ago
>
> Hello Harun, Thank you for your inquiry and questions, Here is the answer from the comment below:
>
> Right now the accountants are working on the year end financials and the year to date revenues and expenses with just a few days left in 2020 it is not really practical at this time to provide.
> We will need to wait for our accountants to finish with our financials and then submit them for review and forward them to the company's form C on Start Engines platform.
> However, what we can say, is that we do have sufficient cash on hand, sufficient inventory on hand, and sales have been improving month over month. We are in many new retail markets which Is the broadest distribution that the company's products have never enjoyed.
> Also, we have several new marketing groups, and all three of the company's products are being well received nationally.
> This month we have been featured on several TV network shows throughout the United States, look out for our next update for videos of those airing segments.
> The financial information that you seek will be provided as soon as it is practical and thank you again for your questions and interest. We hope to see you on our growing list of Shareholders!

Franklin Dumo `1 INVESTMENT` `INVESTED` 23 days ago

Hello,
I'm single father of 3 kids and I know parenting..I'm so in love with this product that's is why I invested on this company..I was wondering when do I get my certification I can't to show to my kids

Regards
Franklin dumo

> **Carman Cook-Campbell** - **Better Family** 21 days ago
>
> Hi Franklin, Thank you for your support and welcome to the Family! You will receive an electronic certificate when the offering is completed. Then you may gift it.
> Better Family Team

Maricar Yiannios `1 INVESTMENT` `INVESTED` a month ago

Hi,
I have invested to better family and swabbies 1.5months ago . I'd like to know when will I receive the electronic or paper copy of the Stock certificate via email ?Please let me know the details . Thank you !

> **Carman Cook-Campbell** - **Better Family** a month ago
>
> Hi Maricar, Thank you for your support and welcome to the family! Start Engine will be sending out electronic stock certificates once the campaign has reached it's goal and is over. Please feel free to contact us anytime at info@betterfamilyinc.com or investors@swabbiescream.com.

Cindy miller `2 INVESTMENTS` `INVESTED` a month ago

Hi I invest a few weeks ago, the funds have been approved but not invested yet. The last time I invested the funds were returned to me after about 45 days. So I thought I would try again. Do you know when the funds will invest?

> **Carman Cook-Campbell** - **Better Family** a month ago
>
> Hi Cindy.
> Thank you for your investment and welcome to the Family! You should have received an email to confirm your investment from Start Engine. Please check your spam as they were having trouble with their email system. Also, please reach out to their support team for assistance. Please email us directly at info@bettetfamilyinc.com if you do not hear from

Start Engine and are still having trouble. We are here to help! Apologies for the inconvenience!
Better Family Team

---

derrick usher `12 INVESTMENTS` `INVESTED` a month ago
yes i invested in the company also i place a order and i haven't receive any info in two week what is the problem? derrick

> **Carman Cook-Campbell** **- Better Family** a month ago
> Derrick, What name and email address is your order under? We are searching for Derrick Usher and not seeing it.

> **Carman Cook-Campbell** **- Better Family** a month ago
> Hi Derrick, Thank you for your support and welcome to the Family! Apologies! We had some shipping delays due to COVID. Will you please email us at info@betterfamilyinc.com with your order details so, we may look into and correct that right away!
> Better Family Team

---

chris knopping `4 INVESTMENTS` a month ago
Hi, Love the family focus, and congrats on the current success! Could you please provide current YTD revenue and expenses. Also, what is the current cash position and runway? Thanks so much I believe this will help investors to understand this.

> **Carman Cook-Campbell** **- Better Family** a month ago
> Hi Chris, thank you for your interest, great questions and suggestion. Right now the accountants are working on the year end financials and the year to date revenues and expenses with just a few days left in 2020 it is not really practical at this time to provide. We will need to wait for our accountants to finish with our financials and then submit them for review and forward them to the company's form C on Start Engines platform.
> However, what we can say, is that we do have sufficient cash on hand, sufficient inventory on hand, and sales have been improving month over month. We are in many new retail markets which Is the broadest distribution that the company's products have never enjoyed.
> Also, we have several new marketing groups, and all three of the company's products are being well received nationally.
> This month we have been featured on several TV network shows throughout the United States, look out for our next update for videos of those airing segments.
> The financial information that you seek will be provided as soon as it is practical and thank you again for your questions and interest. We hope to see you on our growing list of Shareholders!
> The better family team

Denise Schmidlen `2 INVESTMENTS` `INVESTED` 2 months ago
I just read about filling an order that was for October of 2019 . You are telling me it took over a year and a month to fill an order, and you are saying it was before the name changed. Are investors supposed to feel good about that? Are you then going to come up with another fulfillment and say it doesn't count for the 3 products you have now that we are all investing in. Doesn't make sense to me. Denise Schmidlen

> **Carman Cook-Campbell** **- Better Family** 2 months ago
> Hi Denise, Thank you for your support and welcome to the Family! Also, thank you for your questions and concerns. To clarify Swabbies conducted a crowdfunding campaign on IndieGoGo which is a platform like Kickstarter for new products that need funding for research/development and manufacturing etc. offering a pre-sell of the product at a substantial discount. Start-Ups have many expenses that go into manufacturing a brand new product including molds (costs range from $10,000 to $25,000/mold) along with COGS(cost of goods) for each component of the product. These manufactures require upfront fees to start as well as minimum order requirements called MOQ'S, but first you must get samples produced with a lot of back and forth approvals. Then you may have to switch manufactures like we did because of various reasons to produce a quality product at marginial prices so, the company can make a profit.
> In our case with Swabbies COVID hit and some of our manufactures slowed way down

pushing our Purchase Orders back.
We ran the campaign prior to being introduced to the Beebo/Better Family, Inc. and Drop It Baby. Prior to acquiring Drop It Baby that product also had a successful campaign on Kickstarter which has delivered. A lot of these type of crowdfunding campaigns do not meet their funding or their manufacturing goals and are not ever able to deliver the product. Therefore, we are proud to say and announce that we are capable of performing and delivering even during a pandemic! For reference please visit those campaign platforms for further understanding:
https://www.indiegogo.com/projects/swabbies-diaper-cream-pre-filled-applicators-to-go/
https://www.kickstarter.com/projects/dropitbaby/worry-less-about-dropped-bottles-and-toys

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Carman- Hi my name is Carman Cook Campbell the inventor and founder of "Swabbies".

Martin- Hello my name is Martin the inventor and founder of the "Beebo".

Carman- As a mom I hated trying to deal with diaper cream. It was so messy and just got everywhere! So, I designed Swabbies for the "parent on the go."

Swabbies is an organic diaper cream that comes prefilled in a disposable applicator. The applicator is unique and patented, and makes it easy for busy moms with scorny babies to securely hold your baby with one hand while you apply the cream with the other. Swabbies is currently sold online at Swabbiescream.com, Amazon, Macy's.com, and available in all Buy Buy Baby stores.

Martin- As an engineer and father, I created the Beebo. It's a baby bottle holder which gives you a free hand to read to your baby, more easily enjoy family meals together, or snuggle your baby with both hands during feeding. The Beebo can be used by moms, dads, grandparents, or virtually any family member.

Since our launch, the product has gained amazing traction, and was even successfully funded on Shark Tank by Ashton Kutcher and Lori Greiner!

The Beebo is sold chainwide in Buybuy Baby, on our website, the beebo.com, on Amazon, and in hundreds of Walmart stores nationwide.

Carman:

Martin and I met through mutual connections and began talking about the similarities and shared consumer base of our products. We decided we had a lot of synergy and a lot to offer each other.

I'm so happy to say we recently merged the two companies to become one incredible business, called Better Family. We're now pooling our resources and contacts, including Martin's Shark Tank network and relationships with major retailers so we can cross-sell each product to our existing customer base and have more to offer new customers.

Martin – In terms of our combined addressable market, we have two consumer groups that both products appeal to. The Beebo has been historically purchased by new moms and dads, but it's also been purchased by grandparents who love it for the extra support it gives when they're feeding their grandchild.

This is a picture sent to us recently with a really awesome comment from one of our customers.

Carman: And Swabbies is currently purchased for babies by moms, dads, and grandparents. However, the adult care market is untapped for Swabbies. Home health care workers and nursing homes need Swabbies for their elderly patients and this represents a diaper cream market of a total of $1.4 Billion. We're so super excited to begin to sell into that market.

Martin – With our Better Family team in place, we are now not only in an excellent position to market the Beebo and Swabbies to our existing and new customers, but we're better positioned to market both products internationally and expand our global market presence.

Carman – Yes, Martin and I want to use funds from this campaign to drive advertising and marketing campaigns on Amazon and through social media to fulfill our various sales targets. We'll target new consumers, new markets and new geographies as well as cross-sell into existing ones. We've seen direct return on investment both in-store and online with these campaigns and I'm really excited to have our team keep that momentum going for Beebo and Swabbies.

Martin – We appreciate your support and we are so excited about the future growth of our sales and our company.

Carman- So Check out our perks and details below on our campaign and we hope to see you on our growing list of shareholders.

Graphic: Better Family Inc. Making parenting Easier, the Beebo, a better way to bottle feed, swabbies supreme diaper cream.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SWABBIES TECH, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JULY, A.D. 2019, AT 3:16 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7517735 8100
SR# 20195996702

Authentication: 203233483
Date: 07-17-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:16 PM 07/16/2019
FILED 03:16 PM 07/16/2019
SR 20195996702 - File Number 7517735

CERTIFICATE OF INCORPORATION
OF
SWABBIES TECH, INC.

(Pursuant to the General Corporation Law of the State of Delaware)

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DO HEREBY CERTIFY:

FIRST: The name of this corporation is SWABBIES TECH, INC. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent, zip code 19904. The name of its registered agent at such address is Cogency Global Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 5,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**").

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a

director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.   Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3.   Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an

employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.   <u>Advancement of Expenses of Employees and Agents</u>. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.   <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7.   <u>Other Indemnification</u>. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   <u>Insurance</u>. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9.   <u>Amendment or Repeal</u>. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any director of the Corporation (a **"Covered Person"**), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: The name and mailing address of the incorporator are Carman Cook-Campbell, 11150 North Williams Street, No. 8-109, Dunnellon, FL 34432. The following persons are hereby appointed as the initial directors of the Corporation, effective immediately, until the first annual meeting of the stockholders or until their successors have been duly elected and qualified: (1) Carman Cook-Campbell, (2) Paula D'Onofrio, (3) Sharon Franklin, and (4) Tara Heath. The mailing address of each of the initial directors of the Corporation is 11150 North Williams Street, No. 8-109, Dunnellon, FL 34432. The undersigned incorporator hereby resigns in her capacity as incorporator, effective immediately upon the filing of this Certificate of Incorporation with the Delaware Secretary of State.

INCORPORATOR:

By: _____

Carman Cook-Campbell

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:01 PM 12/18/2019
FILED 03:01 PM 12/18/2019
SR 20198728218 - File Number 7517735

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of Swabbies Tech, Inc., duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "ARTICLE FOURTH" so that, as amended, said Article shall be and read as follows:

> **FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 20,100,000 shares of Common Stock, $0.0001 par value per share, of which 20,000,000 shares shall be designated "Class A Common Stock" which such Class A Common Stock shall be vested with 1 vote per share, and 100,000 shares shall be designated "Class B Common Stock" and which such Class B Common Stock shall be vested with 100 votes per share.**

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of November, 2019.

By: [signature]

Title: President

Name: Carman Cook-Campbell